Perfumania Holdings, Inc.

35 Sawgrass Drive, Suite 2

Bellport, NY 11713

September 22, 2008

Ta Tanisha Meadows

Staff Accountant

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Perfumania Holdings, Inc.
Item 4.01 Form 8-K
Filed September 11, 2008
File No. 000-19714

Dear Ms. Meadows:

This responds to your letter of September 15, 2008 to the undersigned regarding the Form 8-K of Perfumania Holdings, Inc. (“Perfumania”) referred to above. Together with this response, we are filing an amendment to the Form 8-K to clarify the disclosure required by Reg. S-K, Item 304(a). For your convenience, each of your comments is restated below, followed by our response.

Item 4.01 Form 8-K filed September 11, 2008

1.	We believe that a reverse acquisition always results in a change in accountants when the same accountant did not report on the most recent financial statements of both the registrant and the accounting acquirer. As such, it is unclear to us why a change in accountants was not reported in Form 8-K filed on August 11, 2008, and how you could have two principal accounting firms engaged upon the closing date of the reverse acquisition. Please explain to us why you believe a change in independent accountants did not occur as a result of the reverse acquisition and why you did not report a change in accountants under Item 4.01 in Form 8-K filed on August 11, 2008 in connection with the reverse acquisition. Please address the facts and circumstances that support a conclusion that a change in accountants did not occur as of the closing date of acquisition. In doing so, summarize any discussions and actions of the board of directors and the audit committee regarding the change in accountants before, on and after the date of the reverse acquisition and the dates of those discussions and actions.

Response:

We understand and agree that a reverse acquisition requires the dismissal of one accounting firm. That is a necessary consequence of the fact that the registrant (which becomes the accounting acquiree) has already engaged one accounting firm that has been auditing its historical financial statements and also inherits the firm that has been auditing the historical financial statements of the legal

Ta Tanisha Meadows

United States Securities and Exchange Commission

September 22, 2008

acquiree (the accounting acquirer). We agree that the registrant can engage only one such firm to audit the financial statements as of the end of the current fiscal year. However, we do not believe that the dismissal of either firm retained by Perfumania necessarily happened automatically without any action of the Audit Committee. The Audit Committee has the responsibility to engage and dismiss the auditor under Rule 10A-3(b)(2), so its action is required.

The Perfumania Audit Committee did not make the decision that BDO Seidman would not be retained to audit the current year’s financial statements until September 9, 2008. During the period before consummation of the reverse acquisition, the Audit Committee did discuss the need to select one accounting firm to audit Perfumania’s financial statements. The Committee requested a recommendation from management, which was provided at the September 9, 2008 meeting, whereupon the Committee made the decision. The Company then filed the September 11 Form 8-K to report the termination of BDO Seidman. Because no decision had been made as of August 11, there would have been no basis on which to include Item 4.01 disclosure in the August 11 Form 8-K.

During the period from August 11 to September 9, the activities of Deloitte & Touche and BDO Seidman were limited to the following:

•	Deloite & Touche was reviewing the registrant’s interim financial statements for its last pre-merger quarter (ended August 2, 2008).

•	BDO Seidman was finalizing the audit of Model Reorg’s financial statements for the transition period from November 1, 2007 to February 2, 2008.

Each of these tasks could have been performed by any registered public accounting firm, not necessarily “the principal accounting firm” that would be engaged to audit the current year’s annual financial statements. For that reason, and because there had been no action by the Audit Committee, we do not believe that one firm automatically replaced the other as the “principal accounting firm” on August 11. As soon as the Audit Committee acted, Perfumania filed a Form 8-K to report the action, as required by Item 4.01.

2.	Notwithstanding the above comment, we believe you should amend Form 8-K filed on August 11, 2008 to report a change in your certifying accountant in accordance with Item 4.01 of Form 8-K. The disclosure in the amended document should comply with Item 304 of Regulation S-K. Please do so or otherwise advise.

Response:

For the reasons stated in response to Comment 1, we do not believe that Item 4.01 was triggered until September 9. As of August 11, there was nothing to report in response to Item 4.01. However, we have amended the September 11 Form 8-K to supplement the disclosure required by Reg. S-K, Item 304 as requested by this Comment and Comment 4 below.

Ta Tanisha Meadows

United States Securities and Exchange Commission

September 22, 2008

3.	Please tell us whether the audit committee approved another change in independent accountants on September 9, 2008 or whether this Form 8-K was filed to report the change in accountants that occurred on August 11, 2008. Provide the facts and circumstances necessary to support your response. Please note that a new auditor may be engaged prior to the termination of the predecessor accountant who is still performing services, and that a dismissal occurs on the date a new accountant is engaged. Form 8-K should be filed when a new auditor is engaged to report the change, identify disagreements or reportable events and to file the predecessor auditor’s letter. An amendment should be filed within five days after services of the predecessor auditor are completed. The amendment should indicate whether there are any disagreements or reportable events through that date and include a confirming auditor’s letter.

Response:

The only Audit Committee action engaging and dismissing accounting firms was the September 9 action reported in the September 11 Form 8-K. As noted in response to Comment 5 below, we will file an amendment to the September 11 Form 8-K when BDO Seidman’s continuing services terminate.

4.	Please comply with each of the disclosure requirements of Item 304 of Regulation S-K when reporting a change in independent accountants. For example, in this Form 8-K filing please revise to:

•	clearly state that a change in accountants occurred upon closing of the reverse acquisition;

•	clearly state that the audit committee approved the change in accountants;

•	clearly disclose the date you engaged Deloitte & Touche and dismissed BDO Seidman, LLP as your principal accountant;

•

disclose any consultations with Deloitte and Touche LLP during the two most recent fiscal years or any subsequent interim period through the date of engagement regarding the application of accounting principles or the type of audit opinion that might be rendered that Deloitte and Touche LLP concluded was an important factor you considered in reaching a decision as to any accounting, auditing or financial reporting issue or any matter that was subject to a disagreement or reportable event; and

•	disclose the services being provide by BDO Seidman, LLP subsequent to the date of dismissal and the date you expect BDO Seidman, LLP to complete the services.

Response:

The amended Form 8-K we are filing today amends the disclosure of the events that actually occurred to track more closely the language of Reg. S-K, Item 304, and also addresses your last bullet above. Because there were no such consultations with Deloitte & Touche regarding Model Reorg’s financial reporting, we have not included any disclosure on that point.

Ta Tanisha Meadows

United States Securities and Exchange Commission

September 22, 2008

5.	Finally, as it appears the decision to change auditors represents a future dismissal of BDO Seidman, LLP, you are required to file an amendment to the filing when BDO Seidman, LLP has completed its services related to the matters in which it is presently involved. We would expect you to disclose the date of dismissal BDO Seidman, LLP, the date BDO Seidman, LLP completed its work and disclose any disagreements or reportable events through the date BDO Seidman, LLP completed its work. Please acknowledge this obligation to file an amendment and provide the disclosures required by Item 304(a)(1) of Regulation S-K, as well as an updated letter from BDO Seidman, or otherwise advise.

Response:

We will file such an amendment as requested.

If you have any further questions, please contact our outside counsel, Matt Dallett, with whom you have already spoken, at (617) 239-0303.

As requested, Perfumania acknowledges that the company is responsible for the adequacy and accuracy of the disclosures in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Donna Dellomo
Donna Dellomo
Chief Financial Officer

cc:	Michael W. Katz, Perfumania Holdings, Inc.
Matthew C. Dallett, Edwards Angell Palmer & Dodge LLP